                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                              File No. 005-56295

                               -----------------

                                SCHEDULE 13D/A
                                (Rule 13d-101)

                               Amendment No. 91

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                  RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(a)

                         The Goldman Sachs Group, Inc.
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
                        (Title of Class of Securities)

                                  38141G 10 4
                                (CUSIP Number)

                              Kenneth L. Josselyn
                         The Goldman Sachs Group, Inc.
                                200 West Street
                           New York, New York 10282
                           Telephone: (212) 902-1000
         (Name, Address and Telephone Number of Persons Authorized to
                      Receive Notices and Communications)

                               January 26, 2016
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

                        (Continued on following pages)

CUSIP NO. 38141G 10 4                    13D

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1.       NAMES OF REPORTING PERSONS: Each of the persons identified on
         Appendix A.
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         As to a group consisting solely of Covered Persons/1/                   (a)          [X]
         As to a group consisting of persons other than Covered Persons          (b)          [X]
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3.       SEC USE ONLY
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4.       SOURCE OF FUNDS: OO and PF (Applies to each person listed on
         Appendix A.)
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5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO                     [_]
         ITEM 2(d) OR 2(e) (Applies to each person listed on Appendix A.)
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6.       CITIZENSHIP OR PLACE OF ORGANIZATION United States unless otherwise indicated on
         Appendix A.
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                 7.    SOLE VOTING POWER: 0
                 -------------------------------------------------------------------------------------
                 8.    SHARED VOTING POWER (See Item 6) (Applies to each person listed on Appendix
   NUMBER OF           A.)
    SHARES             20,645,518 Voting Shares/2/ held by Covered Persons
 BENEFICIALLY          270 Shared Ownership Shares held by Covered Persons/3/
   OWNED BY            7,573,673 Sixty Day Shares held by Covered Persons/4/
     EACH              3,083,598 Other Shares held by Covered Persons/5/
   REPORTING     -------------------------------------------------------------------------------------
    PERSON       9.    SOLE DISPOSITIVE POWER (See Item 6)
     WITH              As to Voting Shares, less than 1%
                       As to Shared Ownership Shares, Sixty Day Shares and
                       Other Shares, 0
                 -------------------------------------------------------------------------------------
                 10.   SHARED DISPOSITIVE POWER (See Item 6):
                       As to Voting Shares, 0
                       As to Shared Ownership Shares, less than 0.01%
                       As to Sixty Day Shares and Other Shares, less than 1%.
------------------------------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                      31,303,059
------------------------------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN               [_]
         SHARES
------------------------------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                     7.24%
------------------------------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON                                                                  IN
------------------------------------------------------------------------------------------------------

--------
/1/  For a definition of this term, please see Item 2.
/2/  For a definition of this term, please see Item 6.
/3/ "Shared Ownership Shares" are shares of Common Stock (other than Other Shares, as defined below) of which a Covered Person shares beneficial ownership with someone other than the Covered Person's spouse. Each Covered Person disclaims beneficial ownership of Shared Ownership Shares beneficially owned by each other Covered Person.
/4/ "Sixty Day Shares" are shares of Common Stock deemed to be beneficially owned under Rule 13d-3(d)(1) because a Covered Person has the right to acquire beneficial ownership within 60 days of the date hereof. See
     Annex B for a description of these shares. Upon acquisition by the Covered Person, these shares will become Voting Shares. Each Covered Person disclaims beneficial ownership of Sixty Day Shares beneficially owned by each other Covered Person.
/5/ "Other Shares" include: (i) 217,921 shares of Common Stock held by 13 private charitable foundations established by 13 Covered Persons;
     (ii) 2,862,263 shares of Common Stock held by certain family members of Covered Persons and by certain estate planning entities established by Covered Persons; and (iii) 3,414 shares of Common Stock held by the trust underlying The Goldman Sachs 401(k) Plan. Each Covered Person disclaims beneficial ownership of Other Shares beneficially owned by each other Covered Person, and each Covered Person disclaims beneficial ownership of all shares held by any private charitable foundation or any family member of a Covered Person.

                                                                     Appendix A



                                    ITEM 6                                            ITEM 6
           ITEM 1                Citizenship                ITEM 1                 Citizenship
----------------------------   (United States    ----------------------------    (United States
                              unless otherwise                                  unless otherwise
 Names of Reporting Persons      indicated)       Names of Reporting Persons       indicated)
----------------------------  ----------------   ----------------------------  ------------------
Paul R. Aaron                                    Valentino D. Carlotti
Fadi Abuali                    Canada/Kuwait     Anthony H. Carpet
Charles F. Adams                                 Michael J. Carr
Nick S. Advani                       UK          Donald J. Casturo
Mark E. Agne                                     Sonjoy Chatterjee                   India
Gregory A. Agran                                 R. Martin Chavez
Raanan A. Agus                                   Alex S. Chi
Dalinc Ariburnu                  UK/Turkey       David Chou                            UK
Philip S. Armstrong                  UK          Gary W. Chropuvka
Aaron M. Arth                                    Thalia Chryssikou                   Greece
Armen A. Avanessians                             Kent A. Clark                     Canada/USA
Dean C. Backer                                   Abby Joseph Cohen
Charles Baillie                                  Alan M. Cohen
Vivek J. Bantwal                                 Darren W. Cohen
Jennifer A. Barbetta                             Stephanie E. Cohen
Steven K. Barg                                   Gary D. Cohn
Thomas J. Barrett III                            Colin Coleman                    South Africa
Steven M. Barry                                  Denis P. Coleman III
Stacy Bash-Polley                                William J. Conley, Jr.
Gareth W. Bater                      UK          Kathleen A. Connolly
Gerard M. Beatty                                 Thomas G. Connolly               Ireland/USA
Jonathan A. Beinner                              Karen R. Cook                         UK
Heather Bellini                                  Edith W. Cooper
Tracey E. Benford                                Kenneth W. Coquillette
Philip R. Berlinski             Belgium/USA      Richard N. Cormack                    UK
Frances R. Bermanzohn                            Thomas W. Cornacchia
Robert A. Berry                      UK          E. Gerald Corrigan
Avanish R. Bhavsar                               James V. Covello
Lloyd C. Blankfein                               Jeffrey R. Currie
Vivek Bohra                                      Michael D. Daffey                 Australia
Stefan R. Bollinger             Switzerland      John F. Daly
Brian W. Bolster                                 John S. Daly                       Ireland
Shane M. Bolton                      UK          Anne Marie B. Darling
Robert D. Boroujerdi                             David H. Dase
Jill A. Borst                                    Francois-Xavier de Mallmann   France/Switzerland
William C. Bousquette, Jr.                       Daniel L. Dees
Sally A. Boyle                       UK          Mark F. Dehnert
Michael J. Brandmeyer                            James Del Favero                  Australia
Jason H. Brauth                                  Massimo Della Ragione               Italy
Clarence K. Brenan                               Sara V. Devereux
Anne F. Brennan                                  Olaf Diaz-Pintado                   Spain
Samuel S. Britton                                Joseph P. DiSabato
Craig W. Broderick                               Michele I. Docharty
Torrey J. Browder                                Thomas M. Dowling
Steven M. Bunson                                 Robert Drake-Brockman                 UK
Richard M. Campbell-Breeden          UK          Iain N. Drayton                       UK
Philippe L. Camu                  Belgium        Donald J. Duet
Tavis Cannell                    UK/Ireland      Alessandro Dusi                     Italy
Thomas J. Carella                                Isabelle Ealet                      France



                                    ITEM 6                                           ITEM 6
           ITEM 1                Citizenship                ITEM 1                Citizenship
----------------------------   (United States    ----------------------------   (United States
                              unless otherwise                                 unless otherwise
 Names of Reporting Persons      indicated)       Names of Reporting Persons      indicated)
----------------------------  ----------------   ----------------------------  ----------------
Kenneth M. Eberts III                            Jason A. Gottlieb
David P. Eisman                                  Michael J. Graziano
Charalampos Eliades                Greece        Bradley J. Gross                   UK/USA
James Ellery                         UK          Peter Gross
Kathleen G. Elsesser                             Anthony Gutman                     UK/USA
Edward A. Emerson               Argentina/UK     Elizabeth M. Hammack
James P. Esposito                                Joanne Hannaford                     UK
Michael P. Esposito                              Julie A. Harris
Antonio F. Esteves                Portugal       Jan Hatzius                       Germany
Carl Faker                     France/Lebanon    Michael L. Hensch
Elizabeth C. Fascitelli                          Edouard Hervey                     France
Douglas L. Feagin                                Matthias Hieber                   Austria
Stephan J. Feldgoise                             Charles P. Himmelberg
Patrick J. Fels                                  Martin Hintze                     Germany
Benjamin W. Ferguson                             Kenneth L. Hirsch
Carlos Fernandez-Aller             Spain         Kenneth W. Hitchner
Jonathan H. Fine                   UK/USA        Todd Hohman
Wolfgang Fink                     Germany        Simon N. Holden                      UK
Samuel W. Finkelstein                            Dane E. Holmes
Peter E. Finn                                    Ning Hong                          China
David A. Fishman                                 Sean C. Hoover
Elisabeth Fontenelli                             Ericka T. Horan
Colleen A. Foster                                Shin Horie                         Japan
Sheara J. Fredman                                Russell W. Horwitz
Matthew T. Fremont-Smith                         James P. Houghton                    UK
Christopher G. French                UK          Ronald Hua                       Taiwan/USA
David A. Friedland                               Pierre Hudry                       France
Richard A. Friedman                              Ming Yunn Stephanie Hui         UK/Hong Kong
Johannes P. Fritze              Germany/USA      Irfan S. Hussain                  Pakistan
Dino Fusco                                       Hidehiro Imatsu                    Japan
Jacques Gabillon                   France        Timothy J. Ingrassia
Sean J. Gallagher                                William L. Jacob III
Gonzalo R. Garcia                  Chile         Christian W. Johnston            Australia
James R. Garman                      UK          Andrew J. Jonas
M. Huntley Garriott, Jr.                         Adrian M. Jones                   Ireland
Francesco U. Garzarelli            Italy         Eric S. Jordan
Matthew R. Gibson                                Roy R. Joseph                      Guyana
Jeffrey M. Gido                                  Pierre-Emmanuel Y. Juillard        France
Gary T. Giglio                                   Andrew J. Kaiser
Michelle Gill                                    Etsuko Kanayama                    Japan
Nick V. Giovanni                                 Vijay M. Karnani                   India
John L. Glover III                               Alan S. Kava
Justin G. Gmelich                                Kevin G. Kelly
Richard J. Gnodde              Ireland/South     Christopher Keogh
                                   Africa        Tammy A. Kiely
Cyril J. Goddeeris                 Canada        John J. Kim
Jeffrey B. Goldenberg                            Robert C. King, Jr.
Alexander S. Golten                  UK          Hideki Kinuhata                    Japan
Andrew M. Gordon                                 Shigeki Kiritani                   Japan



                                    ITEM 6                                           ITEM 6
           ITEM 1                Citizenship                ITEM 1                Citizenship
----------------------------   (United States    ----------------------------   (United States
                              unless otherwise                                 unless otherwise
 Names of Reporting Persons      indicated)       Names of Reporting Persons      indicated)
----------------------------  ----------------   ----------------------------  ----------------
Marie Louise Kirk                 Denmark        Alastair J.C. Maxwell               UK
Maxim B. Klimov                   Ukraine        John J. McCabe
Edward C. Knight                     UK          Matthew B. McClure                  UK
Michael E. Koester                               Dermot W. McDonogh               Ireland
J. Christopher A. Kojima         Canada/USA      Charles M. McGarraugh
Adam M. Korn                                     John J. McGuire, Jr.
David J. Kostin                                  John W. McMahon
Jorg H. Kukies                    Germany        James A. McNamara
Meena K. Lakdawala                               Richard P. McNeil              Jamaica/USA
Eric S. Lane                                     Sanjeev K. Mehra
Andre Laport Ribeiro               Brazil        Avinash Mehrotra
Nyron Z. Latif                                   Ali S. Melli                  Saint Kitts and
Hugh J. Lawson                                                                     Nevis
Scott L. Lebovitz                                Jonathan M. Meltzer
Brian J. Lee                                     Xavier C. Menguy                  France
George C. Lee                                    Anthony J. Miller               Australia
Gregory P. Lee                                   David D. Miller
Ronald Lee                                       Milton R. Millman III
David A. Lehman                                  Christopher Milner                  UK
Tim Leissner                   Brazil/Germany    Christina P. Minnis
Todd W. Leland                                   Kayhan Mirza                      Canada
Laurent Lellouche                  France        Peeyush Misra                     India
Gregg R. Lemkau                                  Bryan P. Mix
Deborah R. Leone                                 Masanori Mochida                  Japan
Eugene H. Leouzon                  France        Timothy H. Moe                   Ireland
John R. Levene                       UK          Philip J. Moffitt               Australia
Brian T. Levine                                  Atosa Moini                        Iran
Gwen R. Libstag                                  Joseph Montesano
Dirk L. Lievens                   Belgium        Ricardo Mora
Ryan D. Limaye                                   J. Ronald Morgan III
Luca M. Lombardi                   Italy         Simon P. Morris                     UK
Victor M. Lopez-Balboa                           Thomas C. Morrow
Kyriacos Loupis                  Cyprus/USA      Sharmin Mossavar-Rahmani            UK
David B. Ludwig                                  Eric D. Muller
Peter J. Lyon                                    Takashi Murata                    Japan
Paula B. Madoff                                  Marc O. Nachmann
John G. Madsen                                   Ezra Nahum                      France/USA
Raja Mahajan                                     Amol S. Naik                    India/USA
John A. Mahoney                                  Manikandan Natarajan              India
Puneet Malhi                         UK          Jyothsna Natauri
Raghav Maliah                      India         Una M. Neary
John V. Mallory                                  Jeffrey P. Nedelman
Richard M. Manley                    UK          Gavin G. O'Connor
David M. Marcinek                                Fergal J. O'Driscoll             Ireland
Michael C. J. Marsh                  UK          Gregory G. Olafson                Canada
Alison J. Mass                                   Brett A. Olsher                   UK/USA
Robert A. Mass                                   Jernej Omahen                    Slovenia
Kathy M. Matsui                                  Timothy J. O'Neill
Joseph S. Mauro                                  Lisa Opoku



                                    ITEM 6                                           ITEM 6
           ITEM 1                Citizenship                ITEM 1                Citizenship
-----------------------------  (United States    ----------------------------   (United States
                              unless otherwise                                 unless otherwise
 Names of Reporting Persons      indicated)       Names of Reporting Persons      indicated)
----------------------------- ----------------   ----------------------------  ----------------
Peter C. Oppenheimer                UK           Julian Salisbury                     UK
Gerald B. Ouderkirk III                          Yann Samuelides                    France
Craig W. Packer                                  Luke A. Sarsfield III
Gregory K. Palm                                  Adam H. Savarese
Konstantinos N. Pantazopoulos     Greece         Susan J. Scher
James R. Paradise                   UK           Stephen M. Scherr
Paul Gray Parker                                 Clare R. Scherrer
Francesco Pascuzzi                Italy          Joshua S. Schiffrin
Anthony W. Pasquariello                          Jeffrey W. Schroeder
Sheila H. Patel                                  Carsten Schwarting                Germany
Nirubhan Pathmanabhan               UK           Harvey M. Schwartz
Jonathan Mark Penkin          UK/South Africa    Mark Schwartz
David B. Philip                                  David A. Schwimmer
Nicholas W. Phillips                UK           Stephen B. Scobie                    UK
Richard Phillips                Australia        John A. Sebastian
Stephen R. Pierce                                Peter A. Seccia
Hugh R. Pill                        UK           Peter D. Selman                      UK
Michelle H. Pinggera                UK           Gaurav Seth                        India
Kenneth A. Pontarelli                            Kunal K. Shah                        UK
Ellen R. Porges                                  Konstantin A. Shakhnovich
Dmitri Potishko                 Australia        Heather K. Shemilt                 Canada
Dina Powell                                      Michael S. Sherwood                  UK
Gilberto Pozzi                    Italy          Michael H. Siegel
Robert Pulford                      UK           Richard L. Siewert, Jr.
Lorin P. Radtke                                  Suhail A. Sikhtian
John J. Rafter                   Ireland         Jason E. Silvers
Sumit Rajpal                                     Gavin Simms                          UK
Richard N. Ramsden                  UK           Michael L. Simpson
Andrew K. Rennie               Australia/UK      Kristin O. Smith
James H. Reynolds                 France         Marshall Smith
Sean D. Rice                                     Michael Smith                    Australia
Kate D. Richdale                    UK           Sarah E. Smith                       UK
Michael J. Richman                               David M. Solomon
Francois J. Rigou                 France         Mark R. Sorrell                      UK
Michael Rimland                                  Christoph W. Stanger              Austria
Lora J. Robertson                                Esta E. Stecher
Scott M. Rofey                                   Laurence Stein                     South
                                                                                  Africa/USA
John F. W. Rogers                                Kevin M. Sterling
Scott A. Romanoff                                John D. Storey                   Australia
Johannes Rombouts             The Netherlands    Patrick M. Street                    UK
Michael E. Ronen              Germany/Israel     Steven H. Strongin
Simon A. Rothery                Australia        Joseph Struzziery III
Jami Rubin                                       Umesh Subramanian                  India
Peter C. Russell                                 Ram K. Sundaram                    India
Paul M. Russo                                    Damian E. Sutcliffe                UK/USA
Colin J. Ryan                    Ireland         Robert J. Sweeney
Ankur A. Sahu                     India          Michael S. Swell
Guy E. Saidenberg                 France         Michael J. Swenson
Pablo J. Salame                                  Joseph D. Swift



                                    ITEM 6                                           ITEM 6
           ITEM 1                Citizenship                ITEM 1                Citizenship
----------------------------   (United States    ----------------------------   (United States
                              unless otherwise                                 unless otherwise
 Names of Reporting Persons      indicated)       Names of Reporting Persons      indicated)
----------------------------  ----------------   ----------------------------  ----------------
Gene T. Sykes                                    Jeffrey L. Verschleiser
Harit Talwar                                     Robin A. Vince                    UK/USA
Megan M. Taylor                                  Andrea A. Vittorelli              Italy
Teresa Teague                                    Alejandro Vollbrechthausen        Mexico
Thomas D. Teles                                  John E. Waldron
Pawan Tewari                                     Paul Walker
Ryan J. Thall                                    Alasdair J. Warren                  UK
Ben W. Thorpe                        UK          Simon R. Watson                     UK
Oliver Thym                       Germany        Toby C. Watson                      UK
Joseph K. Todd                                   Martin M. Werner                  Mexico
Klaus B. Toft                     Denmark        Owen O. West
Hiroyuki Tomokiyo                  Japan         Matthew Westerman                   UK
Thomas Tormey                                    Ronnie A. Wexler
Frederick Towfigh                                Elisha Wiesel
Donald J. Truesdale                              David D. Wildermuth
Kenro Tsutsumi                     Japan         John S. Willian
Richard J. Tufft                     UK          Andrew F. Wilson               New Zealand
Eiji Ueda                          Japan         Steve Windsor                       UK
Toshihiko Umetani                  Japan         Andrew E. Wolff
Mark A. Van Wyk                                  Kent J. Wosepka
Jonathan R. Vanica                               Denise A. Wyllie                    UK
Ashok Varadhan                                   Yoshihiko Yano                    Japan
John J. Vaske                                    Shinichi Yokote                   Japan
Christoph Vedral                  Germany        W. Thomas York, Jr.
Andrea Vella                       Italy         Wassim G. Younan                Lebanon/UK
Philip J. Venables                 UK/USA        Xiaoyin Zhang                 China/Hong Kong
Rajesh Venkataramani                             Xing Zhang                        China
Simone Verri                       Italy         Han Song Zhu                      China
Matthew P. Verrochi                              Adam J. Zotkow

         This Amendment No. 91 to a Statement on Schedule 13D amends and restates in its entirety such Schedule 13D (as so amended and restated, this "Schedule"). This Amendment No. 91 is being filed primarily because the number of shares of Common Stock (as defined in Item 1 below) beneficially owned by Covered Persons (as defined in Item 2 below) has decreased by an amount in excess of one percent of the total number of shares of Common Stock outstanding.

ITEM 1.  Security and Issuer

         This Schedule relates to the Common Stock, par value $.01 per share (the "Common Stock"), of The Goldman Sachs Group, Inc. ("GS Inc."), a Delaware corporation. The address of the principal executive offices of GS Inc. is 200 West Street, New York, New York 10282.

ITEM 2.  Identity and Background

         (a), (b), (c), (f) The cover page to this Schedule and Appendix A hereto contain the names of the individuals ("Covered Persons") who are parties to an Amended and Restated Shareholders' Agreement, originally dated as of May 7, 1999 and amended and restated effective as of January 15, 2015 (as amended from time to time, the "Shareholders' Agreement"). This filing is being made on behalf of all of the Covered Persons, and their agreement that this filing may be so made is contained in the Shareholders' Agreement.

         Appendix A hereto also provides the citizenship of each Covered Person. Each Covered Person is a current or former Participating Managing Director (as defined in Item 6 below) of GS Inc. or one of its affiliates. GS Inc. is a global investment banking, securities and investment management firm. The business address of each Covered Person for purposes of this Schedule is 200 West Street, New York, New York 10282.

         (d), (e) During the last five years no Covered Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction resulting in such Covered Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  Source and Amount of Funds or Other Consideration

         The Covered Persons have acquired and will acquire shares of Common Stock in the following manners: (i) the former profit participating limited partners active in the business of The Goldman Sachs Group, L.P. ("Group L.P.") (the "IPO PMDs") acquired certain shares of Common Stock in exchange for their interests in Group L.P. and certain of its affiliates and investee corporations; (ii) the former owners (the "Acquisition Covered Persons") of Hull and Associates, L.L.C. ("Hull") and Goldman Sachs & Partners Australia Group Holdings Pty Ltd ("GS&PA") acquired certain shares of Common Stock in exchange for their interests in Hull and GS&PA, respectively; and (iii) certain Covered Persons have acquired and will acquire beneficial ownership of certain shares of Common Stock in connection with GS Inc.'s initial public offering and/or pursuant to GS Inc.'s employee compensation, benefit or similar plans.

         Covered Persons may from time to time acquire shares of Common Stock for investment purposes. Such Common Stock may be acquired with personal funds of or funds borrowed by such Covered Person.

ITEM 4.  Purpose of Transactions

         The Covered Persons, other than the Acquisition Covered Persons, acquired certain shares of Common Stock in connection with the succession of GS Inc. to the business of Group L.P. and GS Inc.'s initial public offering and/or through certain employee compensation, benefit or similar plans of GS Inc. The Acquisition Covered Persons acquired certain shares of Common Stock in connection with the acquisition by GS Inc. of Hull or GS&PA, as applicable, and through certain employee compensation, benefit or similar plans of GS Inc.

         Covered Persons may from time to time acquire shares of Common Stock for investment purposes. Except as described herein and in Annex A and except for the acquisition by Covered Persons of Common Stock pursuant to employee compensation, benefit or similar plans of GS Inc. in the future or as described above, none of the Covered Persons has any plans or proposals which relate to or would result in the acquisition of additional Common Stock by them or any of the other events described in Item 4(a) through 4(j).

         Each Covered Person is expected to evaluate on an ongoing basis GS Inc.'s financial condition and prospects and his or her interests in and with respect to GS Inc. Accordingly, each Covered Person may change his or her plans and intentions at any time and from time to time. In particular, each Covered Person may at any time and from time to time acquire or dispose of shares of Common Stock.

ITEM 5.  Interest in Securities of the Issuer

         (a) Rows (11) and (13) of the cover page to this Schedule and Appendix A are hereby incorporated by reference. Each Covered Person hereby disclaims beneficial ownership of any shares of Common Stock held by any other Covered Person. Except as described in Annex B, none of the shares of Common Stock reported in rows (11) and (13) of the cover page to this Schedule and Appendix
A are shares as to which there is a right to acquire exercisable within 60 days.

         (b) Rows (7) through (10) of the cover page to this Schedule set forth for each Covered Person: the percentage range of Voting Shares, Shared Ownership Shares, Sixty Day Shares and Other Shares (each as defined on the cover page hereof) as to which there is sole power to vote or direct the vote or to dispose or direct the disposition or shared power to vote or direct the vote or to dispose or direct the disposition. The power to vote Voting Shares by Covered Persons is shared with each other Covered Person, as described below in response to Item 6. Each Covered Person hereby disclaims beneficial ownership of any shares of Common Stock held by any other Covered Person.

         (c) Except as described in Annex C or previously reported on Schedule 13D, no Covered Person has effected any transactions in Common Stock in the 60 days preceding January 26, 2016.

         (d), (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Each Covered Person listed on the cover page to this Schedule and Appendix A hereto is a party to the Shareholders' Agreement. The Shareholders' Agreement and forms of the Counterparts to the Shareholders' Agreement are filed as Exhibits to this Schedule, and the following summary of the terms of the Shareholders' Agreement is qualified in its entirety by reference thereto. References to the "board of directors" are to the board of directors of GS Inc.

         The Covered Persons under the Shareholders' Agreement include all Managing Directors of GS Inc. who participate in the GS Inc. Partner Compensation Plan or Restricted Partner Compensation Plan (each as defined in the Shareholders' Agreement) or any other employee benefit plan specified by the Shareholders' Committee described below under "Information Regarding the Shareholders' Committee" (the "Participating Managing Directors").

         The "Voting Shares" include all of the shares of Common Stock of which a Covered Person (or, in approved cases, his or her spouse or domestic partner) is the sole beneficial owner (excluding shares of Common Stock held by the trust underlying The Goldman Sachs 401(k) Plan). The interest of a spouse or domestic partner in a joint account, an economic interest of GS Inc. as pledgee, and the interest of certain persons in approved estate planning vehicles will be disregarded for the purposes of determining whether a Covered Person is the sole beneficial owner of shares of Common Stock.

TRANSFER RESTRICTIONS

         Each Covered Person has agreed in the Shareholders' Agreement, among other things, to retain sole beneficial ownership of a number of shares of Common Stock at least equal to 25% of such Covered Person's Covered Shares (as defined below); provided, that with respect to 2009 year-end equity awards granted in accordance with the equity deferral table approved by the board of directors or its Compensation Committee, such number shall equal 30% of the Covered Shares relating thereto (the "General Transfer Restrictions"). Effective January 15, 2015 (the "Effective Date"), in connection with GS Inc.'s implementation of stock ownership guidelines (the "Guidelines") for its senior executive officers, the transfer restrictions in the Shareholders' Agreement applicable to certain senior officers designated by the Shareholders' Committee (the "Special Transfer Restrictions" and, together with the General Transfer Restrictions, the "Transfer Restrictions") were amended to require such officers to retain sole beneficial ownership of a number of shares of Common Stock at least equal to 50% of the increase (or, if such Covered Person is then the chief executive officer of GS Inc., 75% of the increase) in Covered Shares received by or delivered to such Covered Person following the Effective Date. The prior Special Transfer Restrictions, which required each senior officer to retain 75% of his or her Covered Shares, will continue to apply to deliveries made prior to the Effective Date. The Guidelines require that the Corporation's chief executive officer hold shares of common stock equal to 10 times his or her base salary and each other senior executive officer hold shares of common stock equal to 6 times his or her base salary. The same shares may be used to satisfy the Guidelines, the Special Transfer Restrictions and the General Transfer Restrictions. The Transfer Restrictions applicable to a Covered Person terminate upon the death of the Covered Person. Shares beneficially owned by a Covered Person through certain approved estate planning vehicles established by Covered Persons or, as applicable, by the Covered Person's spouse or domestic partner are generally deemed to count toward the satisfaction of the Transfer Restrictions.

         For these purposes, "Covered Shares," with respect to a Covered Person, will be recalculated each time the Covered Person receives Common Stock underlying an award of restricted stock units, exercises a stock option (not including, in each case, awards in connection with GS Inc.'s initial public offering) or receives an award of restricted stock. The calculation of Covered Shares will include the gross number of shares underlying such restricted stock units or stock options or the gross number of shares of restricted stock, in each case less (i) a number of shares determined by reference to tax rates specified by the Shareholders' Committee and (ii) the number of shares necessary to cover the option exercise price, if applicable (all as calculated pursuant to a formula set out in the Shareholders' Agreement). The calculation of Covered Shares will only take into account awards that occurred after the Covered Person became a Participating Managing Director. The Shareholders' Committee has the power to determine, and has determined from time to time in particular situations, whether restricted stock or shares of Common Stock delivered pursuant to restricted stock units or stock options are deemed "Covered Shares."

WAIVERS

         The Shareholders' Committee has the power to waive, and has waived, the Transfer Restrictions from time to time to permit Covered Persons to transfer Common Stock in particular situations (such as transfers to family members, partnerships or trusts), but not generally. The Shareholders' Committee also has the power to waive the Transfer Restriction to permit Covered Persons to: participate as sellers in underwritten public offerings of, and stock repurchase programs and tender and exchange offers by GS Inc. for, Common Stock; transfer Common Stock to charities, including charitable foundations; and transfer Common Stock held in employee benefit plans. Taking into account the Shareholders' Committee's waivers and determinations regarding Covered Shares to date, 8,374,154 shares of Common Stock are subject to the Transfer Restrictions as of January 26, 2016.

         In the case of a third-party tender or exchange offer, the Transfer Restrictions may be waived or terminated: if the board of directors is recommending acceptance or is not making any recommendation with respect to acceptance of the tender or exchange offer, by a majority of the outstanding Covered Shares; or if the board of directors is recommending rejection of the tender or exchange offer, by 66 2/3% of the outstanding Covered Shares.

         In the case of a tender or exchange offer by GS Inc., a majority of the outstanding Covered Shares may also waive or terminate the Transfer Restrictions.

VOTING

         Prior to any vote of the shareholders of GS Inc., the Shareholders' Agreement requires a separate, preliminary vote of substantially all Voting Shares on each matter upon which a vote of the shareholders is proposed to be taken (the "Preliminary Vote"). Each Voting Share will be voted in accordance with the majority of the votes cast by the Voting Shares in the Preliminary Vote. In elections of directors, each Voting Share will be voted in favor of the election of those persons, equal in number to the number of such positions to be filled, receiving the highest numbers of votes cast by the Voting Shares in the Preliminary Vote.

OTHER RESTRICTIONS

         The Shareholders' Agreement also prohibits Covered Persons from engaging in certain activities relating to any securities of GS Inc. with any person who is not a Covered Person or a director, officer or employee of GS Inc. ("Restricted Persons"). Among other things, a Covered Person may not: participate in a proxy solicitation to or with a Restricted Person; deposit any shares of Common Stock in a voting trust or subject any shares of Common Stock to any voting agreement or arrangement that includes any Restricted Person; form, join or in any way participate in a "group" with any Restricted Person; or together with any Restricted Person, propose certain transactions with GS Inc. or seek the removal of any directors of GS Inc. or any change in the composition of the board of directors.

TERM, AMENDMENT AND CONTINUATION

         The Shareholders' Agreement is to continue in effect until the earlier of January 1, 2050 and the time it is terminated by the vote of 66 2/3% of the outstanding Covered Shares. The Shareholders' Agreement may generally be amended at any time by a majority of the outstanding Covered Shares.

         Unless otherwise terminated, in the event of any transaction in which a third party succeeds to the business of GS Inc. and in which Covered Persons hold securities of the third party, the Shareholders' Agreement will remain in full force and effect as to the securities of the third party, and the third party shall succeed to the rights and obligations of GS Inc. under the Shareholders' Agreement.

INFORMATION REGARDING THE SHAREHOLDERS' COMMITTEE

         The Shareholders' Committee constituted pursuant to the Shareholders' Agreement (the "Shareholders' Committee") shall at any time consist of each of those individuals who are both Covered Persons and members of the board of directors and who agree to serve as members of the Shareholders' Committee. If there are less than three individuals who are both Covered Persons and members of the board of directors and who agree to serve as members of the Shareholders' Committee, the Shareholders' Committee shall consist of each such individual plus such additional individuals who are Covered Persons and who are selected pursuant to procedures established by the Shareholders' Committee as shall assure a Shareholders' Committee of not less than three members who are Covered Persons. Currently, Lloyd C. Blankfein, Gary D. Cohn and Harvey M. Schwartz are the members of the Shareholders' Committee.

EMPLOYEE BENEFIT PLAN TRANSFER RESTRICTIONS

         Shares of Common Stock delivered to Covered Persons pursuant to certain GS Inc. employee compensation plans and arrangements are subject to restrictions on transfer. These restrictions lapse at various times depending on the terms of the grant or award.

REGISTRATION RIGHTS INSTRUMENT FOR FORMER EMPLOYEE MANAGING DIRECTORS

         In connection with the sale by certain Covered Persons (the "Former Employee Managing Directors") of shares of Common Stock acquired from GS Inc. pursuant to the terms of restricted stock units, GS Inc. entered into a Supplemental Registration Rights Instrument, dated as of June 19, 2000 (the "EMD Supplement"), which supplements the Registration Rights Instrument, dated as of December 10, 1999 (the "Registration Rights Instrument"). The following is a description of the Registration Rights Instrument, as supplemented by the EMD Supplement. The Registration Rights Instrument and the EMD Supplement are filed as Exhibits to this Schedule, and the following summary of these agreements is qualified in its entirety by reference thereto.

   Pursuant to the Registration Rights Instrument and the EMD Supplement, GS Inc. has agreed to pay all of the fees and expenses relating to the registered offering of shares of Common Stock held by the Former Employee Managing Directors, other than any agency fees and commissions or underwriting commissions or discounts or any transfer taxes incurred by the Former Employee Managing Directors in connection with the sales. GS Inc. also has agreed to indemnify the Former Employee Managing Directors against certain liabilities, including those arising under the Securities Act.

DERIVATIVE INSTRUMENTS

         Certain Covered Persons have entered into derivative transactions with regard to shares of Common Stock as described in Annex D.

Material to be Filed as Exhibits

Exhibit                              Description
------- ----------------------------------------------------------------------

   A. Registration Rights Instrument, dated as of December 10, 1999 (incorporated by reference to Exhibit G to Amendment No. 1 to the Initial Schedule 13D, filed December 17, 1999 (File No. 005-56295)).

   B. Form of Counterpart to Shareholders' Agreement for former profit participating limited partners of The Goldman Sachs Group, L.P. (incorporated by reference to Exhibit I to Amendment No. 2 to the Initial Schedule 13D, filed June 21, 2000 (File No. 005-56295)).

   C. Form of Counterpart to Shareholders' Agreement for non-U.S. corporations (incorporated by reference to Exhibit L to Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File No. 005-56295)).

   D. Form of Counterpart to Shareholders' Agreement for non-U.S. trusts (incorporated by reference to Exhibit M to Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File No. 005-56295)).

   E. Supplemental Registration Rights Instrument, dated as of June 19, 2000 (incorporated by reference to Exhibit R to Amendment No. 5 to the Initial Schedule 13D, filed August 2, 2000 (File No. 005-56295)).

   F.   Power of Attorney.

   G. Form of Written Consent Relating to Sale and Purchase of Common Stock (incorporated by reference to Exhibit FF to Amendment No. 35 to the Initial Schedule 13D, filed January 8, 2003 (File No. 005-56295)).

   H. Amended and Restated Shareholders' Agreement, effective as of January 15, 2015 (incorporated by reference to Exhibit 10.6 to GS Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (File No. 001-14965)).

                                                                        ANNEX A

ITEM 4.       PLANNED DISPOSITION OF SECURITIES OF THE ISSUER BY COVERED
              PERSONS.

As of January 26, 2016, one or more Covered Persons were parties to sales plans intended to comply with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, pursuant to which such Covered Person(s) may in the future sell up to 15,000 Covered Shares in the aggregate.

                                                                        ANNEX B

ITEM 5(A). DESCRIPTION OF SHARES AS TO WHICH THERE IS A RIGHT TO ACQUIRE EXERCISABLE WITHIN 60 DAYS.

An aggregate of 7,518,550 shares of Common Stock are deliverable to Covered Persons upon the exercise of stock options that have vested and are exercisable. In addition, up to 55,123 shares of Common Stock are deliverable pursuant to the terms of an equal number of restricted stock units, pending satisfaction of certain conditions of delivery.

The share amounts given above include the gross number of shares of Common Stock underlying these options and restricted stock units, and these shares are included in the aggregate number of shares beneficially owned by the Covered Persons under Rule 13d-3(d)(1) because they represent a right to acquire beneficial ownership within 60 days of January 26, 2016. Upon exercise of stock options or delivery of the shares pursuant to the terms of the restricted stock units, a net amount of shares will be actually delivered to the Covered Person, with some shares withheld for tax payments, to fund the option strike price or for other reasons. The net shares delivered to the Covered Person will continue to be included in the aggregate number of shares beneficially owned by the Covered Persons. The withheld shares will cease to be beneficially owned by any Covered Person, and will no longer be included in the aggregate number of shares beneficially owned by Covered Persons.

Prior to delivery, the shares are included in Sixty Day Shares because the Covered Persons do not have the right to vote the shares. Upon delivery, the shares become Voting Shares.

                                                                        ANNEX C

ITEM 5(C). DESCRIPTION OF ALL TRANSACTIONS IN THE COMMON STOCK EFFECTED BY COVERED PERSONS IN THE PAST 60 DAYS AND NOT PREVIOUSLY REPORTED ON SCHEDULE 13D.

The following sales of Voting Shares were made by the following Covered Persons through one or more subsidiaries of GS Inc. for cash on the New York Stock Exchange or by delivery to counterparties upon settlement of derivative transactions:

                                                                Price Per Share
Covered Person                   Trade Date    Number of Shares     (in $)
--------------                ---------------- ---------------- ---------------
Dalinc Ariburnu               January 26, 2016            8,124        152.4263
Dalinc Ariburnu               January 26, 2016              548        153.0500
Dalinc Ariburnu               January 26, 2016            8,124        155.2303
Jonathan A. Beinner           January 26, 2016            7,899        151.3900
Steven M. Bunson              January 26, 2016            1,251        154.9420
Darren W. Cohen               January 26, 2016              248        154.1100
James Del Favero              January 26, 2016              619        151.3900
Andrew J. Jonas               January 26, 2016            2,076        151.3900
Joseph Montesano              January 26, 2016            1,499        155.2600
Sheila H. Patel               January 26, 2016            2,031        153.0600
Gavin Simms                   January 26, 2016            2,948        153.9009
Klaus B. Toft                 January 26, 2016              148        155.0020
Kent J. Wosepka               January 26, 2016           11,604        151.3900

The following purchases of Other Shares were made by the following Covered
Persons:

                                                                Price Per Share
Covered Person                   Trade Date    Number of Shares     (in $)
--------------                ---------------- ---------------- ---------------
Sean C. Hoover*               January 15, 2016                1        155.6100
Alison J. Mass**              January 21, 2016            7,350        153.9119
Sean C. Hoover*               January 26, 2016               21        154.4500

* Reflects an acquisition of interests in The Goldman Sachs 401(k) Plan representing the specified number of shares.

** Reflects a purchase of shares through one or more subsidiaries of GS Inc.
   for cash on the New York Stock Exchange, conducted through an estate planning entity or private charitable foundation.

The following charitable contributions and other transfers of shares in transactions for which no consideration was received were made by the following Covered Person:

                                                                Acquisition or
Covered Person                 Transfer Date   Number of Shares  Disposition
--------------                ---------------- ---------------- --------------
M. Huntley Garriott, Jr.      January 12, 2016              555    Acquisition
Gregory A. Agran              January 21, 2016            6,107    Disposition
Abby Joseph Cohen             January 21, 2016               64    Disposition

                                                                        ANNEX D

ITEM 6.       DESCRIPTION OF POSITIONS IN DERIVATIVE INSTRUMENTS OF COVERED
              PERSONS.

The following Covered Persons have written or purchased American-style standardized call options or put options on Voting Shares. The following sets forth the terms of options that were in place on January 26, 2016:

                                                        Strike
                               Instrument and Number of Price
       Covered Person             Position     Shares   (in $)  Maturity Date
       --------------          -------------- --------- ------ ----------------
Gregory A. Agran                Call Written     12,500    165   April 15, 2016
Francois-Xavier de Mallmann     Call Written      1,000    170   April 15, 2016
Francois-Xavier de Mallmann     Call Written        800    180    July 15, 2016
Daniel L. Dees                  Call Written      8,200    165    July 15, 2016
Mark F. Dehnert                 Call Written     34,200    220 January 20, 2017
Michael L. Hensch               Call Written      2,700    160   April 15, 2016
Ming Yunn Stephanie Hui*        Call Written      5,000    200   April 15, 2016
Kenneth A. Pontarelli           Call Written      5,000    200   April 15, 2016
Kristin O. Smith                Call Written        900    205   April 15, 2016
Martin M. Werner*               Call Written     10,000    225   April 15, 2016

* This transaction was conducted through an estate planning entity or private charitable foundation and relates to Other Shares.

SIGNATURES

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2016

                                          By:     /s/ Laura E. Salvatori
                                                  -----------------------------
                                          Name:   Laura E. Salvatori
                                          Title:  Attorney-in-Fact

                                 EXHIBIT INDEX

Exhibit                              Description
------- ----------------------------------------------------------------------

   A.   Registration Rights Instrument, dated as of December 10, 1999
        (incorporated by reference to Exhibit G to Amendment No. 1 to the Initial Schedule 13D, filed December 17, 1999 (File No. 005-56295)).

   B. Form of Counterpart to Shareholders' Agreement for former profit participating limited partners of The Goldman Sachs Group, L.P.
        (incorporated by reference to Exhibit I to Amendment No. 2 to the Initial Schedule 13D, filed June 21, 2000 (File No. 005-56295)).

   C.   Form of Counterpart to Shareholders' Agreement for non-U.S.
        corporations (incorporated by reference to Exhibit L to Amendment No.
        3 to the Initial Schedule 13D, filed June 30, 2000 (File No.
        005-56295)).

   D.   Form of Counterpart to Shareholders' Agreement for non-U.S. trusts
        (incorporated by reference to Exhibit M to Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File No. 005-56295)).

   E.   Supplemental Registration Rights Instrument, dated as of June 19, 2000
        (incorporated by reference to Exhibit R to Amendment No. 5 to the Initial Schedule 13D, filed August 2, 2000 (File No. 005-56295)).

   F.   Power of Attorney.

   G.   Form of Written Consent Relating to Sale and Purchase of Common Stock
        (incorporated by reference to Exhibit FF to Amendment No. 35 to the Initial Schedule 13D, filed January 8, 2003 (File No. 005-56295)).

   H.   Amended and Restated Shareholders' Agreement, effective as of January
        15, 2015 (incorporated by reference to Exhibit 10.6 to GS Inc.'s
        Annual Report on Form 10-K for the fiscal year ended December 31, 2014
        (File No. 001-14965)).